Forms of Letters from the Fund to Shareholders

in Connection with the Acceptance of Offers to Tender

Exhibit E

Forms of Letters from the Fund to Shareholders in

Connection with Acceptance of Offers of Tender

The Following Letter Is Being Sent to You If You Tendered All of Your Shares in the Fund.

October 31, 2008

Dear Shareholder:

Morgan Stanley Global Long/Short Fund A (the “Fund”) has received, and accepted for purchase, your tender of all of your shares of beneficial interest in the Fund (the “Shares”).

Because you have tendered, and the Fund has purchased, your entire investment, you have been paid a non-interest bearing, non-transferable promissory note (the “Note”). The Note entitles you to receive an initial payment in an amount equal to at least 90% of the purchase value of the purchased Shares in the Fund based on the unaudited net asset value of the Fund as of December 31, 2008, in accordance with the terms of the tender offer. A cash payment in this amount will be wire-transferred no later than January 30, 2009, unless the valuation date of the Shares in the Fund has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you after the completion of the Fund’s fiscal year-end audit for the fiscal year ending December 31, 2008 and is subject to fiscal year-end audit adjustment. This amount will be paid promptly after the completion of the Fund’s next annual audit, according to the terms of the tender offer. We expect this audit to be completed no later than 60 days after December 31, 2008.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Central time.

Sincerely,

Morgan Stanley Global Long/Short Fund A

Enclosure

E-1

The Following Letter Is Being Sent to You If You Tendered Less Than All of Your Shares in the Fund.

October 31, 2008

Dear Shareholder:

Morgan Stanley Global Long/Short Fund A (the “Fund”) has received, and accepted for purchase, your tender of some of your shares of beneficial interest in the Fund (the “Shares”).

Because you have tendered, and the Fund has purchased, a portion of your investment, you have been paid a non-interest bearing, non-transferable promissory note (the “Note”). The Note entitles you to receive an initial payment in an amount equal to at least 90% of the purchase value of the purchased Shares in the Fund based on the unaudited net asset value of the Fund as of December 31, 2008, in accordance with the terms of the tender offer. Provided that your account with the Fund retains at least the applicable required minimum balance (in accordance with the terms of the tender offer), a cash payment in this amount will be wire-transferred no later than January 30, 2009, unless the valuation date of the Shares in the Fund has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you after the completion of the Fund’s fiscal year-end audit for the fiscal year ending December 31, 2008 and is subject to fiscal year-end audit adjustment. This amount will be paid promptly after the completion of the Fund’s next annual audit, according to the terms of the tender offer. We expect this audit to be completed no later than 60 days after December 31, 2008.

You remain a Shareholder of the Fund with respect to any of your shares in the Fund that you did not tender.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Central time.

Sincerely,

Morgan Stanley Global Long/Short Fund A

Enclosure

E-2